UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

04027282

RECEIVED APR 30 2004 SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	1243106 ~~882253~~
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, April 29, 2004, Series 2004-AR2	333-106323 ~~333-68542~~
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By:
Name: Baron Silverstein
Title: Vice President

Dated: April 29, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Marketing Materials

$594,222,000 (Approximate)

Structured Asset Mortgage Investments, Inc.
Mortgage Pass-Through Certificates, Series 2004-AR2

Structured Asset Mortgage Investments, Inc.
Depositor

Wells Fargo Bank Minnesota, NA
Master Servicer

JP Morgan Chase Bank
Trustee

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of April 1, 2004

April 29, 2004

$594,222,000 (approx)

Structured Asset Mortgage Investments, Inc.
Mortgage Pass-Through Certificates, Series 2004-AR2

Class	Certificate Size (1)	Expected Ratings Mdy/S&P	Credit Enhance %age (2)	Interest Rate Type	Collateral Index	Certificate Type
Offered Certificates						
I-A	$421,746,500	Aaa/AAA	9.00%	LIBOR (3)	1-Mo/6-Mo LIBOR	Group I Senior
II-A	$89,671,000	Aaa/AAA	9.00%	WAC (4)	6-Mo LIBOR – 1% Caps	Group II Senior
III-A	$36,446,700	Aaa/AAA	9.00%	WAC (5)	1-Yr LIBOR – 2% Caps	Group III Senior
X	Notional (5)	Aaa/AAA	9.00%	WAC (6)	1-Mo/6-Mo LIBOR	Interest Only
M	$26,189,100	Aaa/NR	4.65%	LIBOR (7)	1-Mo/6-Mo LIBOR	Crossed Mezzanine
B-1	$9,030,800	Aa2/NR	3.15%	LIBOR (7)	1-Mo/6-Mo LIBOR	Crossed Subordinate
B-2	$6,622,500	A2/NR	2.05%	LIBOR (7)	1-Mo/6-Mo LIBOR	Crossed Subordinate
B-3	$4,515,400	Baa2/NR	1.30%	LIBOR (7)	1-Mo/6-Mo LIBOR	Crossed Subordinate
Privately Offered Certificates						
B-4	$2,107,100	Ba2/NR	0.95%	WAC (8)	1-Mo/6-Mo LIBOR	Crossed Subordinate
B-5	$1,806,200	B2/NR	0.65%	WAC (8)	1-Mo/6-Mo LIBOR	Crossed Subordinate
B-6	$3,913,355	Not Rated	---	WAC (8)	1-Mo/6-Mo LIBOR	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) Credit Enhancement percentages are preliminary and subject to change based upon the final pool and any additional rating agency evaluation.

(3) The Pass-Through Rates for the Class I-A Certificates will be a floating rate based on One-Month LIBOR plus [0.29%] subject to the lesser of (i) 11.00% and (ii) the Net Rate Cap (equal to the weighted average Net Rate of the Group 1 mortgage loans). On the first distribution date after the Clean-Up Call Date, the margin will double. The Class I-A-1 Certificates will settle flat and accrue interest on a 30/360 basis.

(4) The Pass-Through Rate for the Class II-A Certificates will be a variable rate (the Pass-Through Rate) equal to the weighted average Net Rate of the Group 2 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 3.497%.

(5) The Pass-Through Rate for the Class III-A Certificates will be a variable rate (the Pass-Through Rate) equal to the weighted average Net Rate of the Group 3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.291%.

(6) The Class X Certificates will consist of two components, Component 1X and Component 2X. The components are not separately transferable.

- Component 1X will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of the Group 1 Mortgage Loans over (y) the weighted average pass-through rate on the Group I Senior Certificates, based on the notional amount equal to current principal amount of the Group I Senior Certificates.
- Component 2X will bear interest at a variable pass-through rate equal to the greater of (i) zero and (ii) the excess of (x) the weighted average of the net rates of both Group 1 and Group 2 mortgage loan groups, weighted in proportion to the results of subtracting from the aggregate principal balance of each such mortgage loan group, the current principal amount of the related class of senior certificates,

immediately prior to the related distribution date, over (y) the weighted average of the pass-through rates on the Class M, Class B-1, Class B-2 and Class B-3 Certificates.

(7) The Pass-Through Rate for the Class M, Class B-1, Class B-2 and Class B-3 Certificates will be a floating rate based on One-Month LIBOR plus [0.45%], [0.60%], [1.20%], and [1.50%], respectively, subject to the lesser of (i) 11.00% and (ii) the Net Rate Cap (equal to the weighted average Net Rate of the mortgage loans). On the first distribution date after the Clean-Up Call Date, each such class' margin will be multiplied by 1.5 times the original certificate margin. The Class M, Class B-1, Class B-2 and Class B-3 Certificates will settle flat and accrue interest on a 30/360 basis.

(8) The Class B-4, Class B-5 and Class B-6 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average Net Rate of the mortgage loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 3.159%.

Depositor/Seller:	Structured Assets Mortgage Investments ("SAMI")
Underlying Servicers:	The Underlying Servicers for the Mortgage Loans are EverHome Mortgage Company (approximately 70%), HomeBanc Mortgage Corporation (approximately 9%), Greenpoint Mortgage Corporation (approximately 7%), SouthTrust Mortgage Corporation (approximately 10%),Countrywide Mortgage Company (approximately 5%).
Underlying Originators:	The loans were originated by BancMortgage Mortgage Corporation (approximately 7%), Countrywide Mortgage Corporation (approximately 5%), Everhome Mortgage Company (approximately 2%), First Horizon Home Loans (approximately 30%), Greenpoint Mortgage Corporation (approximately 7%) HomeBanc Mortgage Corporation (approximately 9%), Metrocities Mortgage Corporation (approximately 5%), Paul Financial (approximately 3%), SouthStar Mortgage Corporation (approximately 22%), and SouthTrust Mortgage Corporation (approximately 10%).
Master Servicer:	Wells Fargo Bank Minnesota, NA
Trustee:	JP Morgan Chase Bank
Cut-off Date:	April 1, 2004
Closing Date:	April 30, 2004
Legal Structure:	REMIC
Clean-Up Call:	The terms of the transaction allow for termination of the trust once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. (the "Clean-Up Call Date").
Distribution Date:	19th of each month or next business day, commencing May 19, 2004.
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The Offered Certificates will be issued in book-entry form through DTC.

SMMEA:	The Class I-A, Class II-A, Class III-A, Class M, and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
Interest Accrual Period:	The interest accrual period for the Class I-A, Class M, Class B-1, Class B-2 and Class B-3 Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360 basis). On the Closing Date, the Class I-A, Class M, Class B-1, Class B-2 and Class B-3 Certificates settle flat. The interest accrual period on the Class II-A, Class III-A, Class X, Class B-4, Class B-5 and Class B-6 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Class II-A, Class III-A, Class X, Class B-4, Class B-5 and Class B-6 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).
Advancing Obligation:	The Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Servicer.
Compensating Interest:	The Servicer will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.

Collateral Description:

The mortgage pool is expected to consist of approximately $600 million of first-lien residential adjustable-rate mortgage loans that have been segregated into two mortgage loan groups as follows:

Group 1 – 1-month and 6-month LIBOR Indexed ARMs with no periodic caps
Group 2 – 6-month LIBOR Indexed ARMs with 1% periodic caps
Group 3 – 1-year LIBOR Indexed ARMS with 2% periodic caps

Provided below is a brief summary of the expected mortgage pool by loan type as of April 1, 2004:

Group	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Per Cap	Max Rate	Mos Roll
Group 1	77.0%	3.378%	2.989%	338	2.182%	1.793%	N/A	12.081%	3
Group 2	16.4%	3.877%	3.497%	338	2.394%	2.014%	1.00%	11.850%	4
Group 3	6.6%	4.669%	4.291%	358	2.500%	2.122%	2.00%	10.669%	10
Total Pool	100%	3.545%	3.159%	338	2.238%	1.851%		11.949%	4

Approximately 99.6% of the mortgage loans are interest-only for the first 10 years after origination and then fully amortize over the remaining 15 or 20 year remaining term. In addition, 100% of the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets). Approximately 85% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac).

None of the Mortgage Loans that were originated between October 1, 2002 and March 7, 2003 are subject to the Georgia Fair Lending Act. None of the Mortgage Loans are High Cost Mortgage Loans.

Underwriting Standards:

The underwriting guidelines will be more fully described in the Prospectus Supplement for any originators that comprise more than 10% of the total pool.

Credit Enhancement:

Credit enhancement will be provided by a senior/subordinate shifting interest structure. The Class B Certificates will provide credit enhancement to Class M, Class I-A, Class II-A, and Class III-A. In addition, the Class M Certificates will provide further credit enhancement to the Class I-A, Class II-A, and Class III-A Certificates when the Class B Certificates have been reduced to zero.

Carryover Shortfall Amount:

If on any Distribution Date, the Certificate Interest Rate of the Class I-A, Class M, Class B-1, Class B-2 and Class B-3 Certificates is subject to their respective Net Rate Cap, such Certificates become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class I-A Certificates their respective portions of any Carryover Shortfall Amount and then to the Class M, Class B-1, Class B-2 and Class B-3 Certificates, sequentially, from the Carryover Reserve Fund, after all of the Offered Certificates have received their required amounts (see Cash-Flow Description below).

Cash Flow Description:

Distributions on the Certificates will be made on the 19th day of each month (or next business day) beginning on May 19, 2004. The payments to the Certificates, to the extent of available funds will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-A, Class II-A, Class III-A, and Class X Certificates (net of Carryover Shortfall Amounts deposited into Carryover Reserve Fund) in an amount equal to their respective Pass-Through Rates (as described on page 2 hereof);

2. Payment of principal to the holders of the Class I-A, Class II-A, Class III-A Certificates in an amount equal to their respective Group's (or Class's) Senior Optimal Principal Amount;
3. Payment of interest and principal sequentially to the Class M and then to the Class B-1, Class B-2 and Class B-3 Certificates, in that order, so the Class M and each of the Class B-1, Class B-2 and Class B-3 Certificates shall receive (a) interest at each class' respective Pass-Through Rate, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.
4. Payment of any Carryover Shortfall Amounts to the Class I-A, Class M, Class B-1, Class B-2 and Class B-3 Certificates;
5. Payment of interest and principal sequentially to the Class B-4, Class B-5 and Class B-6 Certificates in the order of their numerical Class designations, beginning with the Class B-4, so that each Subordinate Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.

Prepayment Stepdown Tests:

The Senior Certificates will be entitled to receive 100% of the prepayments collected on their respective mortgage loans until April 2014. The senior prepayment percentage for each loan group can be reduced to each group's respective Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the group's respective Mezzanine and Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Class Principal Balance of the Subordinate and Mezzanine Certificates of each such loan group does not exceed 50% and (ii) cumulative realized losses for such related mortgage loan group does not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current related Mezzanine and Subordinate Percentage is greater than or equal to two times the initial Mezzanine and Subordinate Percentage for such group and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the related Mezzanine and Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the related Mortgage Loans do not exceed a) on or prior to April 2007 20% or b) after April 2007 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses: Realized Losses on Mortgage Loans will be allocated first to the most junior Class of Certificates outstanding, beginning with the Class B-6 Certificates, and then in reverse numerical order, until the Certificate Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses will be allocated to the Class M Certificates until reduced to zero. Thereafter, Realized Losses on the Group 1 mortgage loans will be allocated to the Class I-A Certificates, Realized Losses on the Group 2 mortgage loans will be allocated to the Class II-A Certificates and Realized Losses on the Group 3 mortgage loans will be allocated to the Class III-A Certificates.

Exhibit I – Available Funds Cap Schedule

Note: Assumes all indices go to 20% APR in the first period and prepayment speed of 20% CPR.

Distribution Date	Class A-1 Effective Coupon
19-May-04	1.390
19-Jun-04	5.190
19-Jul-04	6.500
19-Aug-04	8.350
19-Sep-04	10.380
19-Oct-04	11.000
19-Nov-04	11.000
19-Dec-04	11.000
19-Jan-05	11.000
19-Feb-05	11.000
19-Mar-05	11.000
19-Apr-05	11.000
19-May-05	11.000
19-Jun-05	11.000
19-Jul-05	11.000
19-Aug-05	11.000
19-Sep-05	11.000
19-Oct-05	11.000
19-Nov-05	11.000
19-Dec-05	11.000
19-Jan-06	11.000
19-Feb-06	11.000
19-Mar-06	11.000
19-Apr-06	11.000
19-May-06	11.000
19-Jun-06	11.000
19-Jul-06	11.000
19-Aug-06	11.000
19-Sep-06	11.000
19-Oct-06	11.000
19-Nov-06	11.000
19-Dec-06	11.000
19-Jan-07	11.000
19-Feb-07	11.000
19-Mar-07	11.000
19-Apr-07	11.000
19-May-07	11.000
19-Jun-07	11.000
19-Jul-07	11.000

19-Aug-07	11.000
19-Sep-07	11.000
19-Oct-07	11.000
19-Nov-07	11.000
19-Dec-07	11.000
19-Jan-08	11.000
19-Feb-08	11.000
19-Mar-08	11.000
19-Apr-08	11.000
19-May-08	11.000
19-Jun-08	11.000
19-Jul-08	11.000
19-Aug-08	11.000
19-Sep-08	11.000
19-Oct-08	11.000
19-Nov-08	11.000
19-Dec-08	11.000
19-Jan-09	11.000
19-Feb-09	11.000
19-Mar-09	11.000
19-Apr-09	11.000
19-May-09	11.000
19-Jun-09	11.000
19-Jul-09	11.000
19-Aug-09	11.000
19-Sep-09	11.000
19-Oct-09	11.000
19-Nov-09	11.000
19-Dec-09	11.000
19-Jan-10	11.000
19-Feb-10	11.000
19-Mar-10	11.000
19-Apr-10	11.000
19-May-10	11.000
19-Jun-10	11.000
19-Jul-10	11.000
19-Aug-10	11.000
19-Sep-10	11.000
19-Oct-10	11.000
19-Nov-10	11.000
19-Dec-10	11.000
19-Jan-11	11.000
19-Feb-11	11.000
19-Mar-11	11.000
19-Apr-11	11.000

19-May-11	11.000
19-Jun-11	11.000
19-Jul-11	11.000
19-Aug-11	11.000
19-Sep-11	11.000
19-Oct-11	11.000
19-Nov-11	11.000
19-Dec-11	11.000
19-Jan-12	11.000
19-Feb-12	11.000
19-Mar-12	11.000
19-Apr-12	11.000
19-May-12	11.000
19-Jun-12	11.000
19-Jul-12	11.000
19-Aug-12	11.000
19-Sep-12	11.000
19-Oct-12	11.000
19-Nov-12	11.000
19-Dec-12	11.000
19-Jan-13	11.000
19-Feb-13	11.000
19-Mar-13	11.000
19-Apr-13	11.000
19-May-13	11.000
19-Jun-13	11.000
19-Jul-13	11.000
19-Aug-13	11.000
19-Sep-13	11.000
19-Oct-13	11.000
19-Nov-13	11.000
19-Dec-13	11.000
19-Jan-14	11.000
19-Feb-14	11.000
19-Mar-14	11.000
19-Apr-14	11.000
19-May-14	11.000
19-Jun-14	11.000
19-Jul-14	11.000
19-Aug-14	11.000

Yield Tables – Class I-A

Class I-A to Maturity
Price: 100:00

CPR	8.0%	10.0%	15.0%	20.0%	30.0%	40.0%	50.0%
Yield (%)	1.40	1.41	1.41	1.41	1.42	1.42	1.42
Avg Life (yrs)	8.93	7.63	5.43	4.09	2.56	1.76	1.28
Prin Start	5/192004	5/192004	5/192004	5/192004	5/192004	5/192004	5/192004
Prin End	3/19/2034	3/19/2034	3/19/2034	3/19/2034	3/19/2034	3/19/2034	4/19/2032
Window (mos)	359	359	359	359	359	359	336

Class I-A to Call
Price: 100:00

CPR	8.0%	10.0%	15.0%	20.0%	30.0%	40.0%	50.0%
Yield (%)	1.39	1.39	1.39	1.39	1.39	1.39	1.39
Avg Life (yrs)	8.62	7.28	5.06	3.77	2.33	1.61	1.18
Prin Start	5/192004	5/192004	5/192004	5/192004	5/192004	5/192004	5/192004
Prin End	4/19/2024	1/19/2022	7/19/2017	7/19/2014	10/19/2010	11/19/2008	8/19/2007
Window (mos)	240	213	159	123	78	55	40

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

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